No Action DC
P.E. 9-25-02
0-49603

02063030

November 13, 2002

Act 34
Section
Rule 12h-3
Public Availability 11-13-02

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: PayPal, Inc.
Incoming letter dated September 25, 2002

Based on the facts presented, the Division will not object if PayPal stops filing periodic and other reports under the Securities Exchange Act of 1934. In reaching this position, we note that PayPal filed at least one annual report on Form 10-K since becoming subject to the Exchange Act, has filed notice on Form 15 making appropriate claims pursuant to Rules 12g-4 and 12h-3 under the Exchange Act and as a result of the Merger (as defined in your letter) all outstanding shares of common stock in the company now are held by eBay Inc..

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the questions presented.

Sincerely,

Keir D. Gumbs
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2002

Robert M. Hayward
Kirkland & Ellis
200 East Randolph Drive
Chicago, Illinois 60601

Re: PayPal, Inc.

Dear Mr. Hayward:

In regard to your letter of September 25, 2002, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

# KIRKLAND & ELLIS

PARTNERSHIPS INCLUDING PROFESSIONAL CORPORATIONS

200 East Randolph Drive
Chicago, Illinois 60601

Robert M. Hayward
To Call Writer Directly:
(312) 861-2133
robert_hayward@chicago.kirkland.com

(312) 861-2000

Facsimile:
(312) 660-0277


September 25, 2002

**VIA ELECTRONIC DELIVERY**

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Paula Dubberly, Chief Counsel

Re: PayPal, Inc.

Ladies and Gentlemen:

On behalf of PayPal, Inc., a Delaware corporation ("PayPal"), we request a no-action letter which advises that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if PayPal does not file reports that might otherwise be required from time to time under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), under the circumstances described below. Alternatively, on behalf of PayPal we request pursuant to Section 12(h) of the Exchange Act an exemption from the requirement for filing the foregoing reports.

**Background**

PayPal's common stock is presently registered under Section 12(g) of the Exchange Act and is quoted on the Nasdaq National Market ("Nasdaq"). As a result, PayPal files with the Commission reports pursuant to Section 13(a) of the Exchange Act. PayPal has timely filed all reports required under the Exchange Act without regard to Rule 12b-25 under the Exchange Act.

On July 7, 2002, PayPal, eBay Inc., a Delaware corporation ("eBay"), and Vaquita Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of eBay ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, it is anticipated that (1) Merger Sub will merge with and into PayPal (the "Merger"), with PayPal surviving as a wholly-owned subsidiary of eBay and (2) all of the issued and outstanding shares of PayPal common stock (other than shares held by PayPal, eBay, Merger Sub or their respective subsidiaries) will be converted into the right to receive 0.39

of a share of eBay common stock, less fractional shares, plus cash, without interest, in lieu of fractional shares of eBay common stock (the "Merger Consideration"). Stockholders of PayPal do not have appraisal rights under applicable law. The shares of eBay common stock to be issued to PayPal stockholders in connection with the Merger have been registered pursuant to a registration statement on Form S-4 (Registration No. 333-97727) that was declared effective by the Commission on August 29, 2002. The consummation of the Merger is subject to the satisfaction of certain conditions precedent, including the approval of the Merger Agreement and Merger by the stockholders of PayPal at a Special Meeting of Stockholders on October 3, 2002. Assuming stockholder approval is obtained, the Merger is expected to close as soon as practicable on or after October 3, 2002.

Upon consummation of the Merger, PayPal will inform Nasdaq of the Merger and request Nasdaq to remove PayPal common stock from trading on Nasdaq.

Upon consummation of the Merger, PayPal will file a Form 15 with the Commission certifying that PayPal common stock is held of record by less than 300 persons and requesting termination of the registration of PayPal common stock under Section 12(g) of the Exchange Act. Pursuant to Rule 12g-4(b), PayPal's duty to file reports pursuant to Section 12(g) and 13(a) of the Exchange Act will be suspended immediately upon the filing of the Form 15.

Upon the suspension of its Exchange Act reporting obligations under Section 12(g), PayPal will again become subject to the reporting obligations of Section 15(d) under the Exchange Act, which obligations were suspended while the PayPal common stock was registered under Section 12(g). Section 15(d) imposes the reporting requirements of Section 13(a) on an issuer that has filed a registration statement that became effective under the Securities Act of 1933, as amended (the "Securities Act"). PayPal would also like to suspend, pursuant to Rule 12h-3(a) and (b)(1)(i), its Section 15(d) reporting obligations by means of filing a Form 15. PayPal has represented to us that it has filed all reports required by Section 13(a), without regard to Rule 12b-25, for the period since PayPal became subject to such reporting obligation. Accordingly, we understand that PayPal could avail itself of the suspension under Rule 12h-3(a) and (b)(1)(i) but for subsection (c), which denies the suspension during any fiscal year during which a registration statement filed under the Securities Act becomes effective or is required to be updated pursuant to Section 10(a)(3) of the Securities Act.

On February 14, 2002 and June 27, 2002, the Commission declared effective registration statements on Form S-1 (Registration Nos. 333-70438 and 333-90318), pursuant to which PayPal and certain selling stockholders registered for sale and thereafter sold an aggregate of 11,400,000 shares of PayPal common stock. PayPal also has an effective registration statement on Form S-8 (Registration No. 333-82826), pursuant to which PayPal registered 19,480,156 shares of PayPal common stock. Under the Merger Agreement, it is anticipated that (1) the shares of PayPal common stock that were sold pursuant to the registration statements on

Form S-1 will be converted into the right to receive the Merger Consideration and (2) all outstanding options to acquire shares of PayPal common stock, the underlying shares of which were registered on the registration statement on Form S-8, will be converted into options to acquire eBay common stock. Hence, it is anticipated that there will no longer be any shares of PayPal common stock outstanding that were issued pursuant to the above registration statements. PayPal does not and will not have any other public securities outstanding. Indeed, it is anticipated that, after the Merger, there will no longer be any public market in the shares of PayPal common stock and no shares will be held by any person other than eBay.

PayPal has advised us that it expects to file with the Commission following the consummation of the Merger a post-effective amendment to the registration statement on Form S-8, deregistering any remaining unsold shares thereunder.

**Discussion**

We respectfully submit that upon the filing of the Form 15, PayPal should be granted a suspension of its duties to file reports under Section 15(d) of the Exchange Act, and that Section 15(d) of the Exchange Act and Rule 12h-3(c) thereunder should not be interpreted in a manner so as to require the filing by PayPal of any further reports because of the filing and effectiveness of the registration statements on Form S-1 and Form S-8 described above.

Section 15(d)'s purpose of providing information to purchasers of registered stock and to the public is not applicable in PayPal's situation. Similarly, the policy rationale behind Rule 12h-3(c)'s deferral of the use of Form 15 when an issuer has had a registration statement declared effective during the current fiscal year is not applicable to PayPal.

The Commission has frequently recognized in situations similar to PayPal's that a literal reading of Rule 12h-3(c) is not always justified by public policy considerations. The Commission has stated that the purpose of Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in ... [a] registered offering ..." and that "[t]his [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." *Exchange Act Release No. 34-20263, dated October 5, 1983.* In PayPal's situation, no purchasers of PayPal common stock pursuant to any of the registration statements described above will remain PayPal stockholders after the Merger. In addition, PayPal filed an Annual Report on Form 10-K with the Commission on March 13, 2002.

Indeed, it is anticipated that, after the Merger, PayPal will have only one stockholder, eBay, and accordingly, no investing public will remain for which it is necessary to assure complete information. Requiring PayPal to file Section 15(d) reports would not serve the purpose of Section 15(d), but would only be burdensome to PayPal and eBay. Congress recognized that, in certain situations, the benefits of periodic reporting to the public might not always be commensurate with the burdens imposed. *Exchange Act Release No. 34-20263, dated October 5, 1983*. It is difficult to envision a situation where the burdens from reporting more clearly exceed the benefits than when no stockholders from a registered offering remain and the issuer has only one stockholder that is an issuer that is already filing reports pursuant to the Exchange Act.

In a number of analogous cases, the Staff has recognized that a literal reading of Rule 12h-3 can have unintended consequences and accordingly has taken a no-action position similar to that requested herein. See, *e.g.*, BizMart, Inc. (available July 23, 1991); Mail.com Business Messaging Services, Inc. (available March 27, 2000); CoCensys, Inc. (available November 10, 1999); Neurex Corporation (available January 25, 1999); DiMark Inc. (available May 29, 1996); Amgen Boulder Inc. (available March 29, 1995); Dataproducts Corp. (available June 7, 1990); York International Corp. (available March 30, 1990); and MTech Corporation (available January 19, 1988). In each of these cases, notwithstanding the fact that a registration statement under the Securities Act had been declared effective during the fiscal year in question, the Staff agreed with the position that Rule 12h-3(c) did not require an issuer to remain subject to the reporting requirements of Section 15(d) following a merger in which it became a wholly-owned subsidiary of another company and had no other public securities outstanding.

**Conclusion**

In light of the Staff's position in the above and other similar situations, the fact that PayPal filed an Annual Report on Form 10-K with the Commission and the policy arguments presented, we request, on PayPal's behalf, a no-action letter which advises that the Staff will not recommend enforcement action to the Commission if PayPal does not file reports that might otherwise be required under Sections 13(a) and 15(d) of the Exchange Act, provided that the Merger is consummated and the Form 15 is filed prior to the filing deadline therefor. Alternatively, we request an exemption, pursuant to Section 12(h) of the Exchange Act, from the requirement for filing the foregoing reports.

Due to the expense, time and effort involved in the preparation of and filing of periodic reports under the Exchange Act, and the nearness of the due date for PayPal's Form 8-K (within 15 days of the consummation of the Merger under current rules) and Form 10-Q (due no later than November 14, 2002), request is hereby made that this matter be given expedited consideration. If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff prior to any written response to this letter. As required by *Securities Act Release No. 33-6269*, seven copies of this letter are being submitted herewith. Any questions or comments may be directed to the undersigned at (312) 861-2133 or Richard W. Porter of this firm at (312) 861-2396.

Sincerely,

KIRKLAND & ELLIS

/s/ Robert M. Hayward

Robert M. Hayward

cc: Keir D. Gumbs, Division of Corporation Finance
John D. Muller, PayPal, Inc.
Michael R. Jacobson, eBay Inc.
Richard W. Porter, P.C.